SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276

MATERIAL FACT

CEO APPOINTMENT

TIM PARTICIPAÇÕES S.A. (“TIM” or “Company”) (B3: TIMP3; NYSE: TSU), hereby informs its shareholders, the market in general and other interested parties that:

The Board of Directors, in meeting held in July 19, 2018, unanimously elected Mr. Sami Foguel as the Chief Executive Officer of TIM, in substitution to Mr. Stefano De Angelis who resigned from his position as CEO, due to the expiration of his two-year expatriate agreement, in alignment with the Company.

Mr. De Angelis will maintain his position as a Board Member of the Company, in order to guarantee an effective handover of powers and support a consistent execution of TIM’s strategic goals.

The Board of Directors expressed its gratitude to Mr. De Angelis for his performance, dedication and contribution to the Company during his term.

 Mr. Sami Foguel, who assumes the position in July 23, 2018, is graduated in Engineering from UNICAMP and holds an MBA from the University of Michigan. His latest professional challenges were as Vice-President of Costumer Operations and Cargo Chief Officer of Azul Airlines, since 2014, and as Chief Operating Officer at TAP Air Portugal, since 2017. In addition, he also served for five years as Vice-President of Products, Segments, CRM and Customer Experience of Banco HSBC in Brazil and for more than 10 years as Associate Partner and other positions at Mckinsey & Company.

Rio de Janeiro, July 19th, 2018.

TIM Participações S.A.
Adrian Calaza
Chief Financial Officer and
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: Julyl 19, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.